Filed by NYSE Euronext

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NYSE Euronext

Commission File No.: 001-33392

CNBC INTERVIEW

NYSE EURONEXT PRESIDENT AND DEPUTY CEO, DOMINIQUE CERUTTI

On NYSE/ICE

THURSDAY, JANUARY 24, 2013

3:20AM

Maria Bartiromo: I’m talking right now with Dominique Cerutti, the president and deputy chief executive of NYSE Euronext who just rang the Opening Bell. Dominique good to see you.

Dominique Cerutti: Pleasure

Maria: We have been talking all over the world about the sale of NYSE Euronext and the combination of NYSE Euronext with ICE. Tell me where that stands and when you’re expecting this deal to close.

Dominique: So as we said ICE would acquire NYSE Euronext. That’s going to be at least a kind of long process. We expect to get the approvals by the end of the year — second half as usual. It’s antitrust both in the U.S and in Europe and then all the non-objections from our regulators, so we could expect to close the deal in the second part of the year.

Maria: Let me ask you, Dominique, because you have all these regional exchanges here in Europe and a lot of people are wondering if in fact later at some point we see a combination of these European exchanges and then perhaps a wrap up and an IPO of that. Is that what you are expecting?

Dominique: Yes. On the returns we signed with ICE that’s what we said. First ICE would acquire the NYSE Euronext group, but later on they would IPO the Euronext part, which is the continental business, and the basic reason for doing that is that we see the derivative market globalizing, accelerating, calling for consolidation in scale and in scope. That’s the core of the deal that we and ICE are doing but we see in the equities market a trend which is not the same — which is rather a rationalization of those markets because everybody tries, the political level the regulators and us, to bring those equities markets closer to the real economy. So it’s kind of a rationalization, and that’s what is suggesting that we should not further globalize and media but rather separate Euronext and bring that closer to the real economy. So we think we will do an IPO — I mean 6-12 months after the closing of the main deal.

Maria: Very interesting because this will create even more shareholder value.

Dominique: Absolutely.

Maria: Let me ask you about the derivatives business. That’s really where the growth is, right? I mean the Liffe business is really the jewel of the business. How is that going?

Dominique: It’s going fine. The markets were somewhat difficult last year. It was across the asset classes we saw the volumes going down around the globe, but indeed the reality is the booming part in terms of value. It’s also where the planet and the participant are accumulating potential risks and vulnerability so there is meetings at stake here in terms of growth — of course meaning consolidation scale-end scope but also risk management and deterring, while the post regulatory is becoming more and more critical. So again that is the core of the deal between ICE and NYSE Euronext — regrouping Ice and the Liffe part of our business, which is the derivative, and create one of the worldwide champions in derivatives equity.

Maria: So far you don’t have a lot of synergies there. I assume you’re not expecting any push back from regulators because we have been down this road before in terms regulators saying this is not going to work. What are you hearing?

Dominique: You are referring to the merger we were trying to achieve with the colleagues there in Germany, Deutsche Börse, at that time. You call that synergy which is what competition will look at. There is no real overlap, just little tiny things, and we think — and we will listen to the competition authorities in the U.S. and Europe — that we don’t have obstacles. But again, we will discuss with them in a professional process.

Maria: In the meantime here we are in the middle of what feels like another bull market. We have been surprised at the sentiment in 2013 and at the end of 2012 in terms of investor behavior. What are you seeing in terms of sentiment in terms of money flows?

Dominique: We see the same trend again. As I said capitol market standpoint 2012 was somehow depressing volumes going down as well but you see the different stressors. Europe in particular is getting much better, more stability, we are not in the same crisis. It’s about combining different measures to re-boost growth and the confidence will come back little by little. Opinion market — one of the key elements is to attract again the investors and this will happen. We are quite confident.

Maria: Are there more opportunities for cost cuts? You have talked about where you see opportunities to slim down. Are you still in that process of looking for further cuts?

Dominique: You are in our group indication?

Maria: Yes.

Dominique: Part of what we said with ICE is that we will generate $450 million synergies over time and part of that are synergies linked to the merger itself. Part of that are the synergies that we were going to execute anyway on our side. $150 million of those 450 comes from our cost catching program and we will continue to execute that. That is normal and business as usual for any company and we do the same.

Maria: I guess people are wondering where do these cuts come from and where are you getting these $450 million in synergies. I understand where the 150 comes from but where is the rest?

Dominique: There is no magic. Part of that 150 will come from the Liffe integration and clearing integration is writing significant synergies. Part of that is what you would do anyway when you are grouping two large corporations because you are overlapping functions and things you have to eliminate and we know how to do that. Part of that as I said is our own rationalization program that started one year ago that we call P14. We are ahead of time and we will continue to do that.

Maria: Dominique it’s good to have you on the program.

Dominique: It’s a pleasure.

Maria: We will be watching the story and we appreciate you joining us today.

Dominique: Thank you.

END

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This communication contains “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. You should carefully read forward-looking statements, including statements that contain these words, because they discuss our future expectations or state other “forward-looking” information. Forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. ICE and NYSE Euronext caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement.

Forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving ICE and NYSE Euronext, including future financial results, ICE’s and NYSE Euronext’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in ICE’s and NYSE Euronext’s filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, without limitation, the following: the inability to close the merger in a timely manner; the inability to complete the merger due to the failure of NYSE Euronext stockholders to adopt the merger agreement or the failure of ICE stockholders to approve the issuance of ICE common stock in connection with the merger; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed transaction to close for any other reason; the possibility that any of the anticipated benefits of the proposed transaction will not be realized; the risk that integration of NYSE Euronext’s operations with those of ICE will be materially delayed or will be more costly or difficult than expected; the challenges of integrating and retaining key employees; the effect of the announcement of the transaction on ICE’s, NYSE Euronext’s or the combined company’s respective business relationships, operating results and business generally; the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; general competitive, economic, political and market conditions and fluctuations; actions taken or conditions imposed by the United States and foreign governments or regulatory authorities; and adverse outcomes of pending or threatened litigation or government investigations. In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined company, as will be described in the section entitled “Risk Factors” in the joint proxy statement/prospectus to be delivered to ICE’s and NYSE Euronext’s respective shareholders, and as described in ICE’s and NYSE Euronext’s respective filings with the SEC that are available on the SEC’s web site located at www.sec.gov, including the sections entitled “Risk Factors” in ICE’s Form 10-K for the fiscal year ended December 31, 2011, as filed with the SEC on February 8, 2012, and ICE’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2012, as filed with the SEC on August 1, 2012, and September 30, 2012, as filed with the SEC on November 5, 2012, and “Risk Factors” in NYSE Euronext’s Form 10-K for the fiscal year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, as filed with the SEC on May 4, 2012, and September 30, 2012, as filed with the SEC on November 8, 2012. You should not place undue reliance on forward-looking statements, which speak only as of the date of this communication. Except for any obligations to disclose material information under the Federal securities laws, NYSE Euronext undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this communication.

IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, ICE intends to file with the SEC a registration statement on Form S-4, which will include a joint proxy statement/prospectus with respect to the proposed acquisition of NYSE Euronext. The final joint proxy statement/prospectus will be delivered to the stockholders of ICE and NYSE Euronext. INVESTORS AND SECURITY HOLDERS OF BOTH ICE AND NYSE EURONEXT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN ITS ENTIRETY, INCLUDING ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING ICE, NYSE EURONEXT AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about ICE and NYSE Euronext, without charge, at the SEC’s website at http://www.sec.gov. Investors may also obtain these documents, without charge, from ICE’s website at http://www.theice.com and from NYSE Euronext’s website at http://www.nyx.com.

PARTICIPANTS IN THE MERGER SOLICITATION

ICE, NYSE Euronext and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement.

You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 8, 2012, and ICE’s proxy statement for its 2012 annual meeting of stockholders, as filed with the SEC on March 30, 2012.

You can find information about NYSE Euronext and NYSE Euronext’s directors and executive officers in NYSE Euronext’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s proxy statement for its 2012 annual meeting of stockholders, filed with the SEC on March 26, 2012.

Additional information about the interests of potential participants will be included in the joint proxy statement/prospectuses, when it becomes available, and the other relevant documents filed by ICE and NYSE Euronext with the SEC.